ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Jessica L. Reece
April 24, 2024	T +1 617 235 4636 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)

Registration Statement on Form N-14

File No. 333-277906

Dear Mr. Bellacicco:

This letter provides the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone on April 10, 2024 regarding the Registrant’s registration statement on Form N-14 (the “Registration Statement”), which was filed with the SEC on March 13, 2024 with respect to the proposed reorganization of Brandes International Equity Fund, Brandes Global Equity Fund, Brandes Emerging Markets Value Fund, Brandes International Small Cap Equity Fund, Brandes Small Cap Value Fund, Brandes Core Plus Fixed Income Fund, and Brandes Separately Managed Account Reserve Trust (each an “Acquired Fund”, collectively the “Acquired Funds”), each a series of Brandes Investment Trust, with and into corresponding series of the Registrant of the same name (each an “Acquiring Fund, collectively the “Acquiring Funds”).

For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Comment: We remind you that the Registrant and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff.

Response: The Registrant acknowledges the comment.

Introduction

2.

Comment: The last sentence in the last paragraph of the section “How will the Reorganizations work?” states that “[i]f shareholders of any Acquired Fund fail to approve its Reorganization, the Board will consider what other actions, if any, may be appropriate.” Please describe what “other actions” may entail.

Response: In response to this comment the Registrant will revise the referenced disclosure as follows.

If shareholders of any Acquired Fund fail to approve its Reorganization, such Acquired Fund will continue to be managed by the Adviser as described in the prospectus, and the Board will consider what other actions, if any, may be appropriate, which could include, for example, further solicitation, consideration of a different reorganization, or no changes to the operation of the Acquired Fund.

Summary of the Proposed Reorganizations

3.

Comment: The second sentence in the “Will there be any changes to my fees and expenses as a result of the Reorganization?” section states that “[i]t is expected that the total annual operating expenses of each Acquiring Fund will be the same as or lower than the current total annual operating expenses of the corresponding Acquired Fund.” Please revise this statement as needed to accurately reflect the comparison of total operating expenses.

Response: In response to this comment the Registrant will revise the referenced disclosure to provide clarification as follows.

It is expected that the net total annual operating expenses of each Acquiring Fund will be the same as or lower than the current total annual operating expenses of the corresponding Acquired Fund.

4.

Comment: The section “Will there be any changes to my fees and expenses as a result of the Reorganization?” states that “Brandes will be permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior three years with respect to any Class of an Acquiring Fund or the corresponding Acquired Fund prior to the Reorganization.” Please add disclosure clarifying that such reimbursement cannot exceed the lesser of the expense cap in effect at the time of the waiver or at the time of reimbursement.

Response: In response to this comment the Registrant will add the following disclosure.

Brandes may request reimbursement if the aggregate amount paid by the applicable Acquired Fund toward operating expenses for the Class for such period (taking into account any reimbursement) does not exceed the lesser of the Expense Cap in effect at the time of waiver or at the time of reimbursement.

5.

Comment: In the section “Will there be any costs associated with portfolio repositioning?”, the first sentence states that “[t]here are not expected to be any costs associated with portfolio repositioning” and the third sentence states that “[h]owever there may be costs associated with selling and repurchasing portfolio securities (including transaction costs and transfer taxes), which may be necessary to effect the transfer of specific portfolio securities to the Acquired Funds in certain non-U.S. markets.” Please reconcile the referenced disclosure.

Response: In response to this comment the Registrant will revise the referenced disclosure as follows.

There are not expected to be any direct costs associated with portfolio repositioning, as the portfolios of the corresponding Acquired and Acquiring Funds are expected to be materially the same … However there may be costs associated with selling ~~and repurchasing~~ portfolio securities held in the Acquired Fund and repurchasing them in the Acquiring Fund (including transaction costs and transfer taxes), which may be necessary to effect the transfer of specific portfolio securities to the Acquired Funds in certain non-U.S. markets.

Proposal – Approval of the Reorganizations

6.	Comment: Please confirm that the fees and expenses in the section “How do the fees and expenses compare?” are current.

Response: The Registrant has revised certain fee and expense information and confirms that the fees and expenses that will be displayed in the referenced section in the definitive filing are current in accordance with Item 3 of Form N-14.

7.

Comment: Please reconcile the expense waiver disclosure in footnote two to the Annual Fund Operating Expenses tables with the same footnote in the Acquiring Funds registration statement filed on Form N-1A.

Response: The Registrant notes that the referenced footnote includes both the date the Acquired Fund expense waiver expires, and the Acquiring Fund expense waiver expires and that the Acquiring Fund waiver is consistent with the footnote in the registration statement filed on Form N-1A.

8.

Comment: Please confirm the Total Annual Fund Operating Expenses Acquiring Fund (Pro Forma) Class A line item in the Brandes International Small Cap Equity Fund Annual Fund Operating Expenses table is accurate.

Response: The Registrant has revised the referenced disclosure.

9.	Comment: For Brandes Small Cap Value Fund, please supplementally explain why “Other Expenses” are higher for the Acquiring Fund than the Acquired Fund where the strategies are similar.

Response: The “Other Expenses” shown in the table reflect certain higher expenses that are expected to be incurred by the Acquiring Fund (including certain Fund officer and legal expenses) as compared to the Acquired Fund.

10.	Comment: Please confirm whether the Acquiring Fund Total Annual Fund Operating Expenses line item in the Total Annual Fund Operating Expenses for Brandes Core Plus Fixed Income Fund is accurate.

Response: The Registrant has revised the referenced disclosure.

11.	Comment: For Brandes Separately Managed Account Reserve Trust, please delete the penultimate sentence in the paragraph under “Examples of Fund Expenses” as this Fund does not have an Expense Cap.

Response: The requested change has been made.

12.

Comment: Following the section “How do the principal risks compare?”, please include in an appropriate location the financial intermediary compensation disclosure as described in Item 8 of Form N-1A which is required by Item 5 of Section A of Form N-14.

Response: The requested change has been made.

13.

Comment: In the last sentence of the section “How does the performance compare?”, please include a hyperlink when incorporating by reference as required by the 2015 Fixing America’s Surface Transportation Act.

Response: The Registrant notes that a hyperlink is included on page three in accordance with the instructions to Form N-14.

General Accounting Comments

14.	Comment: The term “Predecessor Fund” is used throughout the document; however it is not defined. Please disclose who the predecessor fund is or change the term to refer to “Acquired Fund.”

Response: The requested change has been made.

15.

Comment: The pro forma financial information is no longer required in the Statement of Additional Information. This section should be replaced with Supplemental Financial Information and the requirements of Regulation S-X Rule 6-11 should be provided.

Response: The requested change has been made.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica Reece Jessica Reece, Esq.

cc:	Andrew Lawson, Esq.

Barbara Nelligan

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